FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of December, 2022

Commission File Number: 001-12518

Banco Santander, S.A.

(Exact name of registrant as specified in its charter)

Ciudad Grupo Santander

28660 Boadilla del Monte (Madrid) Spain

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	No	X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	No	X

Banco Santander, S.A.

TABLE OF CONTENTS

Item

1	Report of Inside Information dated December 22, 2022

Item 1

Banco Santander, S.A., ("Santander") in accordance with the provisions of the securities market legislation, communicates the following:

INSIDE INFORMATION

The results of the Supervisory Review and Evaluation Process (“SREP”) have now been confirmed and Santander has been informed by the European Central Bank (“ECB”) of its decision regarding the minimum prudential capital requirements effective as of 1 January 2023.

The ECB’s decision establishes a Pillar 2 requirement (“P2R”) of (i) of 1.58% at a consolidated level (which entails an increase of 8 basis points with respect to the last SREP decision effective on 1 March 2022, due to the ECB´s prudential expectations on calendar provisioning in connection with non-performing loans), of which at least 0.89% must be covered with Common Equity Tier 1 capital (“CET1”); and (ii) of 1.50%, at an individual level, of which at least 0.84% must be covered with CET1, this remaining unchanged from the last SREP decision effective on 1 March 2022.

The minimum requirement ratio of CET1 at consolidated level consists of: (a) the Pillar 1 requirements, (b) P2R, (c) the capital conservation buffer, (d) the requirement derived from the consideration of Santander as a global systemic financial institution, and (e) the countercyclical capital buffer. The following table shows the minimum CET1 and total capital requirements, as well as Santander's such phased-in1 ratios as of 30 September 2022, both at a consolidated and an individual level.

	MINIMUM REQUIREMENT		DATA AS OF 30/09/2022
	Consolidated	Individual	Consolidated	Individual
CET1	8.91%[2]	7.85%	12.24%[1]	15.98%
CAPITAL TOTAL	13.11%[3]	12.01%[3]	16.18%[1]	20.95%

As described in the table above, Santander maintains a surplus of capital over these requirements, both at a consolidated and an individual level. Therefore, these capital requirements do not imply any limitation to the distribution or payment to the holders of Santander's Additional Tier 1 securities.

Boadilla del Monte (Madrid), 22 December 2022

1Data calculated by applying the transitional provisions of the applicable regulation, of which the most significant are those related to IFRS 9. Without the application of these provisions, the fully loaded CET1 ratio and the consolidated total capital, at 30 September 2022, would be 12.10% and 16.00%, respectively.

2The minimum requirement ratio of CET1 at consolidated level consists of: (a) the minimum capital requirement of Pillar 1 (4.50%), (b) P2R (0.89%), (c) the capital conservation buffer (2.50%), (d) the requirement arising from the consideration of Santander as a global systemic financial institution (1%), and (e) the countercyclical capital buffer requirement (0.0253%), calculated as of 30 September 2022.

3In addition to the CET1 requirements, the minimum total capital requirements at both consolidated and individual level include: (i) Pillar 1 requirements of Additional Tier 1 (1.5%) and Tier 2 (2%), and (ii) part of the P2R requirements that can be covered by Additional Tier 1 and Tier 2 (0.30% and 0.40%, respectively, at a consolidated level, and 0.28% and 0.38% respectively at an individual level).

IMPORTANT INFORMATION

No offer

The information contained in this document is subject to, and must be read in conjunction with, all other publicly available information, including, where relevant any fuller disclosure document published by Santander. Any person at any time acquiring securities must do so only on the basis of such person’s own judgment as to the merits or the suitability of the securities for its purpose and only on such information as is contained in such public information having taken all such professional or other advice as it considers necessary or appropriate in the circumstances and not in reliance on the information contained in this document. No investment activity should be undertaken on the basis of the information contained in this document. In making this document available Santander gives no advice and makes no recommendation to buy, sell or otherwise deal in shares in Santander or in any other securities or investments whatsoever.

Neither this document nor any of the information contained therein constitutes an offer to sell or the solicitation of an offer to buy any securities. No offering of securities shall be made in the United States except pursuant to registration under the U.S. Securities Act of 1933, as amended, or an exemption therefrom. Nothing contained in this document is intended to constitute an invitation or inducement to engage in investment activity for the purposes of the prohibition on financial promotion in the U.K. Financial Services and Markets Act 2000.

Historical performance is not indicative of future results

Nothing in this document should be taken as a profit forecast.

Third Party Information

In particular, regarding the data provided by third parties, neither Santander, nor any of its administrators, directors or employees, either explicitly or implicitly, guarantees that these contents are exact, accurate, comprehensive or complete, nor are they obliged to keep them updated, nor to correct them in the case that any deficiency, error or omission were to be detected. Moreover, in reproducing these contents in by any means, Santander may introduce any changes it deems suitable, may omit partially or completely any of the elements of this document, and in case of any deviation between such a version and this one, Santander assumes no liability for any discrepancy.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Banco Santander, S.A.

Date:	December 22, 2022	By:	/s/ Pedro de Mingo Kaminouchi
			Name:	Pedro de Mingo Kaminouchi
			Title:	Head of Regulatory Compliance